U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR
     For Period Ended:  December 31, 2000
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

_________________________________________________________________
Read Attached Instruction Sheet Before Preparing Form. Please print or type.

     Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
_________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

Part I--Registration Information
_________________________________________________________________

Full Name of Registrant:  Pride Companies, L.P.
                          Commission File No. 1-10473

Former Name if Applicable:  N/A

Address of Principal Executive Office:  1209 North Fourth Street
                                        Abilene, Texas  79601
_________________________________________________________________

Part II--Rules 12b-25(b) and (c)
_________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if
appropriate.)       [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.
__________________________________________________________________

Part III--Narrative
_________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is in a dispute with its primary lender. The dispute is scheduled to be heard by the Bankruptcy Court in the Northern District of Texas, Abilene Division, on April 2, 2001. The lender in this case believes it is owed a transaction fee of $17.6 million which the Registrant strongly denies. The Registrant hopes by the time it files Form 10-K this issue will be resolved. The proceedings of the Bankruptcy and the preparation for the hearing has caused an administrative burden on the Registrant which has made it difficult to complete the Form 10-K. The outcome of this dispute will materially impact the disclosures in the body of the Form 10-K as well as the financial statements. Accordingly, additional time is required to complete the financial statements required to be included in the Form 10-K and which affect other relevant disclosures throughout the Form 10-K.
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Part IV--Other Information
_________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

          George Percival     (915) 677-5444

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    *[X] Yes    [  ] No

*Form 12b-25 was filed with respect to the Form 10-K for the year ended December 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Assuming the Registrant does not owe the transaction fee of $17.6 million, the Form 10-K when filed will report net income for the year ended December 31, 2000 of $43.4 million compared to a net loss of $7.7 million for the year ended December 31, 1999. Such income resulted from an award of $61.5 million from the U.S. Government related to underpayments for jet fuel over several years.


                      PRIDE COMPANIES, L.P.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2001     By:  George Percival
                         Title:  Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
_________________________________________________________________

                           ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
_________________________________________________________________

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
Act
of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on Form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).